02045307

PE 6/30/02

FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

CLONDALKIN INDUSTRIES PLC
(Translation of Registrant's Name Into English)

Monastery Road,
Clondalkin,
Dublin 22,
Ireland.
(Address of Principal Executive Offices)

SEC MAIL PROCESSING RECEIVED JUL 05 2002 WASH, D.C. 164 SECTION

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __ No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ------------)

PROCESSED
JUL 22 2002
THOMSON
FINANCIAL

CLONDALKIN INDUSTRIES PLC

QUARTERLY REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2002

CLONDALKIN INDUSTRIES PLC

QUARTERLY REPORT

TABLE OF CONTENTS

CLONDALKIN INDUSTRIES PLC

INTRODUCTION

Quarterly Report for the three months ended March 31, 2002

The accompanying condensed consolidated financial statements have been prepared to show the results of Clondalkin Industries PLC ("the Company") and its subsidiaries (collectively referred to as "the Group") for the three months ended March 31, 2002 compared to the three months ended March 31, 2001 and to show the financial condition of the Group as at March 31, 2002 compared to December 31, 2001.

The Company was incorporated on July 22, 1999 and its wholly owned subsidiary, Edgemead Limited, acquired Clondalkin Group Limited (previously Clondalkin Group PLC) on November 9, 1999.

Forward-Looking Statements

The Company and its affiliates and representatives may from time to time make written or verbal statements which, to the extent that they are not historical fact, constitute "forward -looking statements". By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

	Three months ended March 31, 2002	Three months ended March 31, 2001
	€ thousands	
Sales	179,239	162,900
Cost of sales	(142,861)	(132,736)
Gross profit	36,378	30,164
Net operating costs	(19,653)	(17,677)
Operating profit	16,725	12,487
Goodwill amortization	(3,739)	(3,105)
Profit before interest	12,986	9,382
Net interest expense	(11,871)	(11,646)
Profit / (loss) before taxation	1,115	(2,264)
Taxation charge	(1,699)	(269)
Net loss for the period	(584)	(2,533)

The accompanying notes are an integral part of this statement.

CLONDALKIN INDUSTRIES PLC

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	As at March 31, 2002	As at December 31, 2001
	€ thousands	
Fixed assets		
Tangible assets	200,087	203,154
Financial assets	1,888	1,888
Goodwill	252,523	255,722
	454,498	460,764
Current assets		
Assets held for disposal	6,350	6,350
Stocks	74,020	72,553
Debtors	113,868	104,633
Bank and cash balances	17,502	46,486
	211,740	230,022
Current liabilities		
Creditors (amounts falling due within one year)	135,283	160,577
Net current assets	76,457	69,445
Total assets less current liabilities	530,955	530,209
Creditors (amounts falling due after more than one year)	536,099	534,831
Provision for liabilities and charges – deferred taxation	11,969	11,867
	548,068	546,698
Capital and reserves		
Called up share capital	38	38
Other reserves – currency translation reserves	361	401
Profit and loss account	(17,512)	(16,928)
Shareholders' funds	(17,113)	(16,489)
	530,955	530,209

The accompanying notes are an integral part of this statement.

CLONDALKIN INDUSTRIES PLC

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

	Three months ended March 31, 2002	Three months ended March 31, 2001
	€ thousands	
Cash flow from operating activities		
Operating profit	16,725	12,487
Depreciation	6,131	5,516
Profit on disposal of tangible fixed assets	(138)	(368)
Increase in working capital	(17,395)	(12,638)
	5,323	4,997
Returns on investment and servicing of finance		
Net interest paid	(11,560)	(12,055)
Taxation paid	(3442)	(260)
Net cash outflow from capital expenditure and financial investment		
Purchase of tangible fixed assets	(4,542)	(5,764)
Sale of tangible fixed assets	138	401
Payment of deferred acquisition consideration and expenses		(397)
	(4,404)	(5,760)
Cash outflow before financing	(14,083)	(13,078)
Net cash outflow from financing		
Increase / (decrease) in loans due within one year	(11,190)	302
Decrease in loans due after more than one year	(2,807)	(15,639)
Payment of fees related to issue of senior notes		(850)
	(13,997)	(16,187)
Decrease in cash	(28,984)	(29,265)

The accompanying notes are an integral part of this statement.

CLONDALKIN INDUSTRIES PLC

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

	Called up Share Capital	Foreign Currency Translation Reserve	Profit and Loss Account	Total Shareholders' Funds
		€ thousands		
At December 31, 2001	38	401	(16,928)	(16,489)
Loss for period	-	-	(584)	(584)
Currency translation	-	(40)	-	(40)
At March 31, 2002	38	361	(17,512)	(17,113)

The accompanying notes are an integral part of this statement.

CLONDALKIN INDUSTRIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of preparation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Irish GAAP and, in the opinion of management, include all adjustments necessary for the fair presentation of results for the interim periods. The unaudited consolidated profit and loss accounts and unaudited consolidated cash flow statements for the three months ended March 31, 2002 and March 31, 2001 show the results of Clondalkin Industries PLC and its subsidiaries for the periods ended on these dates. The unaudited balance sheets and statement of changes in shareholders' equity show the financial position at March 31, 2002 compared to the financial position at December 31, 2001 of Clondalkin Industries PLC and its subsidiaries.

2. Borrowings

	As at March 31, 2002	As at December 31, 2001
	€ thousands	
Short term borrowings		
Bank loans due within one year from March 31, 2002	11,790	22,980
Long term borrowings		
Bank and other loans	251,163	253,970
10.625% senior notes	125,000	125,000
Shareholders' loans	134,333	134,333
Interest due on shareholders' loans added to principal	30,429	26,506
	540,925	539,809
Deferred issue costs	(4,827)	(4,978)
	536,098	534,831

3. Acquisition of the EPH Companies

On April 6, 2001 the Company's wholly owned subsidiary, Clondalkin Holdings BV, acquired 100% of the issued share capital of Frievaart Holding BV, the holding company of European Packaging Holding businesses ("the EPH companies") for a consideration of €47.5 million on a debt free basis.

The consideration payable was financed as to €20 million with an intercompany loan advanced by Clondalkin Group Holdings Limited to Edgemead Limited, funded by newly issued subordinated shareholders' loans due July 2010. This intercompany loan carries a coupon interest rate of 10% per annum and is non-cash payable. The balance of the consideration payable has been funded by additional bank debt of €30 million drawn by Edgemead Limited under the senior credit bank facility agreement. This bank loan is repayable over seven years, maturing December 2007. The intercompany loan is subordinate to the senior notes due January 2010, with respect to interest and principal payments. The intercompany loan and bank debt are euro denominated.

The EPH companies supply a range of plastic, foil and paper-based flexible packaging products and folding cartons, mainly to major European food and confectionery manufacturers and achieved annual sales of €67 million for the year ended December 31, 2000, of which flexible packaging accounted for 73% and folding cartons accounted for 27%. The operating profit was €5.2 million and earnings before interest, tax, depreciation and amortization were €8.9 million for the year ended December 31, 2000.

3. Acquisition of EPH Companies continued

The financial statements presented herewith reflect the balance sheet effects of the above acquisition and include the trading results of the EPH companies for the period from April 6, 2001, the date of acquisition.

4. Segmental analysis

	Three months ended March 31, 2002	Three months ended March 31, 2001
	€ thousands	
Analysis of sales by location		
Europe	139,538	119,908
United States	39,701	42,992
	179,239	162,900
Analysis of sales by sector		
Packaging and related activities	147,064	127,772
Printing and related activities	32,175	35,128
	179,239	162,900
Analysis of operating profit by location		
Europe	13,344	9,567
United States	3,381	2,920
	16,725	12,487
Analysis of operating profit by sector		
Packaging and related activities	15,257	10,568
Printing and related activities	1,468	1,919
	16,725	12,487
Analysis of net operating assets by location		
Europe		191,464
United States		61,210
		252,674

CLONDALKIN INDUSTRIES PLC

OPERATING AND FINANCIAL REVIEW

The following discussion relates to the financial condition and results of operations of Clondalkin Industries PLC and its subsidiaries for the three months ended March 31, 2002 compared to the results for the three months ended March 31, 2001.

Results of Operations

Sales

Packaging

Packaging sales increased by €19.3 million, from €127.8 million in the three months ended March 31, 2001 compared to sales of €147.1 million in the three months ended March 31, 2002, equivalent to an increase of 15.1%. The increase is primarily attributable to:

- The acquisition of the EPH companies in April 2001 contributed an extra €19.5 million to sales in the three months
- The appreciation of the U.S. dollar, sterling and Swiss franc against the euro at March 31, 2002 compared to the corresponding exchange rates at March 31, 2001 caused reported sales to increase by €0.8 million.
- Increased business volumes with gains recorded in our coating and laminating and folding carton businesses.
- Lower selling prices caused by lower raw material prices prevailing in the three months ended March 31, 2002 compared to the corresponding three months in 2001, particularly in plastic resins which is the main raw material we use in our businesses caused reported sales to decrease.

The strongest volume activity advances in our packaging operations were achieved in our coating and laminating, folding carton and specialist labels businesses, reflecting additional throughput from capacity expansion investments and marketing initiatives in these businesses in 2001. Operating profit reported by the packaging businesses increased by 44.3%, up from €10.6 million to €15.3 million.

Printing

Printing sales decreased by €2.9 million or 9.0% from €35.1 million in the first quarter of 2001 compared to €32.2 million 2002. The decrease is primarily attributable to:

- Our ongoing programme of eliminating lower profit lines from printing activities and weaker demand conditions generally
- These decreases were partly offset by the appreciation of the U.S. dollar and sterling against the euro at March 31, 2001 compared to the corresponding exchange rates at March 31, 2000 caused reported sales to increase by €0.3 million.

Our printing businesses continue to experience weak demand conditions and further rationalisation initiatives have been implemented.

Cost of Sales

Our cost of sales includes the cost of raw materials we use in our production processes, the cost of goods we purchase for resale, labor costs associated with production, depreciation and other production costs, such as energy costs. It does not include the costs we incur in distributing our products.

Our cost of sales increased by €10.1 million or 7.6% to €142.8 million representing 79.7% of sales for the first quarter of 2002 compared to 81.5% of sales in the first quarter of 2001. The increase is primarily attributable to:

- The acquisition of the EPH companies in April 2001 resulted in an additional €15.7 million in cost of sales in the three months.
- Increased activity mainly in our folding carton and coating and laminating businesses reflecting additional production throughput.
- The increased production throughput effects on cost of sales were partly offset by modestly lower prevailing raw material prices in the first quarter of 2002 compared to 2001.
- The appreciation of the U.S. dollar, sterling and Swiss Franc against the euro at March 31, 2002 compared to the corresponding exchange rates at March 31, 2001 caused reported cost of sales to increase by €0.7 million; and
- Lower raw material prices prevailing in the three months ended March 31, 2002 compared to the corresponding three months in 2002, particularly in plastic resins which is the main raw material used in our businesses caused reported cost of sales to decrease. These decreases were partially compensated by volume activity increases in our packaging businesses.

The prevailing raw material environment in the first quarter of 2002 was more stable than obtained in the first quarter of 2001. Raw material input prices for our primary materials, namely polymer resins and plastics, paper, paper board and foil based products eased slightly compared to the corresponding quarter in 2001. Compared to the immediately preceding quarter ended December 31, 2001, most of the raw material prices for the materials we convert are showing modest changes, both increases and decreases.

Packaging

Our packaging cost of sales increased from €104.6 million, equivalent to 81.9% of sales in 2001, to €117.4 million, or 79.8% of sales in the first quarter of 2002. The euro value of gross profit increased in the quarter ended March 31, 2002 by €6.6 million or 28.3%, to €29.7 million, compared to €23.1 million for the quarter ended March 31, 2001. The increase in gross profit is due to the acquisition of the EPH companies in April 2001 which contributed €3.7 million and increased activity, reflecting the benefits of additional capacity installed in our packaging operations in prior periods.

Printing

Our printing cost of sales decreased from to €28.1 million, or 80.0% of sales, in 2001 to €25.5 million, or 79.3% of sales in the first quarter of 2002 which is equivalent to an increase in our gross profit percentage from 20.0% to 20.7%. Our printing operations reported a gross profit of €6.7 million in the first quarter of 2002, compared to €7.1 million in 2001.

Net Operating Costs

The following table provides a breakdown of our net operating costs in the three months ended March 31, 2002 compared to the three months ended March 31, 2001.

	Three months ended March 31, 2002		Three months ended March 31, 2001	
	€ thousands	% of sales	€ thousands	% of sales
Distribution costs	9,298	5.2	8,875	5.4
Administrative expenses	10,490	5.9	9,170	5.6
Profit on disposal of assets	(135)	(0.1)	(368)	(0.2)
Net operating costs	19,653	11.0	17,677	10.9

Net operating costs increased by €2.0 million from 10.9% of sales in 2001 to 11.0% in 2002. The increase is primarily attributable to:

- The acquisition of the EPH companies in April 2001 contributed an additional €1.6 million to net operating costs in the three months.
- The appreciation of the U.S. dollar, sterling and the Swiss franc against the euro at March 31, 2002 compared to the corresponding rates at March 31, 2001 used to translate the non euro denominated results caused reported net operating costs to increase by €0.2 million.
- Inflationary cost effects and increased activity in our packaging operations, net of efficiency savings caused net operating costs to increase by €0.2

Operating profit and Earnings before interest, tax, depreciation and amortization (EBiTDA)

The net effect of the above revenue and cost developments caused operating profits to increase by €4.2 million, or 33.9%, to €16.7 million in the three months ended March 31, 2002 compared to €12.5 million in the three months ended March 31, 2001.

EBiTDA in the quarter ended March 31, 2002 was €22.9 million, an increase of €4.9 million or 27.2% on the prior year corresponding period of €18.0 million.

Goodwill Amortization

Clondalkin Industries PLC recorded goodwill of €254.4 million on the acquisition of Clondalkin Group Limited in November 1999 and €31.2 million on the acquisition of the EPH companies in April 2001. Subject to impairment reviews, goodwill is amortized over 20 years. The charge in the three months ended March 31, 2002 was €3.7 million compared to €3.1 million in the three months ended March 31, 2001.

Net Interest Expense

The net interest expense increased from €11.6 million for the quarter ended March 31, 2001 to €11.9 million for the quarter ended march 31, 2002. The following table shows the composition of our net interest expense in the quarter ended March 31, 2002 compared to prior year:

	Three months ended March 31, 2002	Three months ended March 31, 2001
	(€ thousands)	
Bank and other loans net interest	4,673	5,220
Senior notes 10.625% coupon and mezzanine finance	3,275	3,275
Cash interest payable	7,948	8,495
Subordinated shareholders' loans 10% coupon	3,772	3,028
Debt issue cost amortization	151	123
Net interest payable	(11,871)	(11,646)

The net interest charged, including non cash payable interest, increased by €0.3 million to €11.9 million for the quarter ended March 31, 2002 compared to €11.6 million for the prior year corresponding period. The main changes in the composition of the interest charges between the two periods are as follows:

- Before the EPH companies acquisition debt financing effects, cash payable interest on the senior credit bank facility decreased by €X.X million for the quarter ended March 31, 2002 compared to the corresponding prior year three months. This is mainly due to the repayment of debt. In the 12 months ended March 31, 2002, we have repaid €XX million bank term debt, including €XX million repaid ahead of schedule. Also we did not use the €35 million revolver facility in the quarter ended March 31, 2002 compared to between €X million and €XX million usage in the corresponding prior year period.
- The draw down of €30 million senior credit bank facility in April 2001 to part finance the acquisition of the EPH companies caused interest payable to increase by €X.X million in the three months ended March 31, 2002.
- The appreciation of the U.S. dollar, sterling and the Swiss franc against the euro at March 31, 2002 compared to the corresponding rates at March 31, 2001, caused reported interest expenses to increase by €X.X million in the three months ended March 31, 2002.
- The interest expense on the senior notes in the quarter ended March 31, 2002 is unchanged from the corresponding prior year period, at €3.3 million.
- In aggregate, the net cash payable interest decreased by €X.X million to €7.9 million in the quarter ended March 31, 2002 compared to €X.X million for the prior year corresponding period.
- Non-cash payable interest on shareholder loans increased by €X.X million to €3.8 million for the quarter ended March 31, 2002 compared to €X.X million for the prior year corresponding period. This increase is due to the draw down of non cash payable 10% interest shareholders' loans of €20 million to part finance the EPH companies acquisition in April 2001 causing a €0.5 million interest expense increase. Also, the roll-up effects of adding 1999, 2000 and 2001 non cash interest payable accrued on shareholders' loan at December 31, 2001 caused interest to increase by €X.X million.

Taxation

The provision for corporation taxes in the three months ended March 31, 2002 of €1.7 million approximates an effective tax rate of 35% after excluding the effect of goodwill amortization and other charges which are not tax deductible. In the three months ended March 31, 2001 we reported a taxation charge of €0.3 million which approximated an effective tax rate of 28%.

Liquidity and Capital Resources

Principal and interest payments under the senior credit bank facility and on the senior notes represent significant liquidity requirements for the Group.

In the three months ended March 31, 2002, interest payable on bank loans was €4.7 million and interest payable on the senior notes was €3.3 million. Also in this period, we repaid €15.X million of the senior credit bank facility, including €X.X million early repayments. Furthermore, the revolver facilities of €35 million were undrawn throughout the quarter ended March 31, 2002 compared to €X.X million drawn at March 31, 2001.

To finance the acquisition of the EPH companies we drew down a €20 million loan advanced by Clondalkin Group Holdings Limited, funded by newly issued subordinated shareholders' loans due July 2010. The balance of the consideration payable was funded by additional senior credit facility bank debt of €30 million.

Our main source of liquidity is operating cash flow. Operating profit plus depreciation increased from €18.0 million in the three months ended March 31, 2001 to €22.9 million for the three months ended March 31, 2002, an increase of €4.9 million or 27.2%.

The main cash outflows in the period were as follows:

- The additional working capital requirements in the three months ended March 31, 2002 were €17.4 million. This increase reflects the higher seasonality requirements at March 31, 2002 compared to December 2001. On a last twelve months basis, working capital has increased by €X.X million.
- Interest costs paid in the first three months of 2002 were €11.6 million compared to €12.1 million *in the same period in 2001. The decrease is mainly lower interest rates in the three months ended* march 31, 2002 compared to the corresponding prior year period.
- In the first three months of 2002 we paid €3.4 million in corporation taxes under preliminary assessment payment.
- Disbursements to fund investments in existing operations were €4.5 million in the three months ended March 31, 2002. This compares with €5.8 million expended in the corresponding prior year period.

Liquidity and Capital Resources continued

Gross indebtedness under the senior credit bank facilities and other loans increased from €277.0 million at December 31, 2001 to €263.0 million at March 31, 2002. The decrease of €14.0 million comprises cash flow movements of €X.X million net of currency translation effects of €X.X million.

The cash flow movements of €X.X million comprise scheduled repayment of €X.X million and additional early repayments of €X.X million during the three months ended March 31, 2002.

The currency translation effects, due to the appreciation of the U.S. dollar, sterling and Swiss franc against the euro at March 31, 2002 compared to the exchange rates at December 31, 2001, increased the reported gross debt by €X.X million. Our senior credit bank facility debt is denominated in U.S. dollars, sterling, Swiss francs and euro to align the debt servicing requirements with underlying cash flows in these currencies.

Cash balances decreased from €46.5 million at December 31, 2001 to €17.5 million at March 31, 2002, a decrease of €29.0 million, comprising €XX.X million to repay the senior credit bank facilities and pay the excess of cash outflows compared to cash inflows. The movement on cash balances also includes a currency translation effect, which increased reported cash by €X.X million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

There has been no material change in the Group's exposure to market risk since we issued the Annual Report for the year ended December 31, 2001.

PART II – OTHER INFORMATION

LEGAL PROCEEDINGS

We are, from time to time, involved in contractual disputes, administrative and legal proceedings and investigations of various types arising in the normal course of business. While any litigation, proceeding or investigation has an element of uncertainty, we believe that the outcome of any proceeding, lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

CHANGES IN SECURITIES AND USE OF PROCEEDS

None.

DEFAULTS UPON SENIOR SECURITIES

None.

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report of the financial results for the three months ended March 31, 2002 and the financial position as at that date, to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Colman O'Neill

Title: Finance Director

Date: June 12, 2002